5 November 2001

02002755

02 JAN 28 AM 8:49

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549 U.S.A.

Attention Office of International Corporate Finance, Division of Corporation Finance

Re David Jones Limited (File No. 82-4230) - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

SUPPL

Dear Sirs

Dividend paid 2 November 2001
Dividend Reinvestment Plan

I am submitting the following information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Very truly yours,
DAVID JONES LIMITED

PROCESSED
FEB 06 2002
THOMSON
FINANCIAL

JOHN A. SIMMONDS
COMPANY SECRETARY

DAVID JONES
David Jones Limited A.C.N. 000 074 573
86-108 Castlereagh Street Sydney NSW 2000 Australia Telephone 02 9266 5544

Releases - Fax.doc

5 November 2001

The Manager Companies
Australian Stock Exchange Limited
PO Box H224
Australia Square
SYDNEY NSW 1214

Dear Sir

Dividend paid 2 November 2001
Dividend Reinvestment Plan

We advise the allotment on 2 November 2001 of 4,448,189 ordinary shares at $1.055 per share under the David Jones Dividend Reinvestment Plan. The issued capital of David Jones Limited is now 398,162,869 ordinary shares. Application for quotation of the additional securities has been sent separately.

The participation rate in the Dividend Investment Plan was 30% of the issued capital. Of the participants, just over 50% indicated their wish to have any small fractional entitlements that arise included in the scheme for the Company to donate such amounts to charity, which has been specified as *Children's Cancer Institute Australia*. Of the total number of ordinary shares allotted, 9,603 ordinary shares were allotted to *Children's Cancer Institute Australia*.

Yours faithfully
DAVID JONES LIMITED

JOHN A. SIMMONDS
COMPANY SECRETARY

DAVID JONES
David Jones Limited A.C.N. 000 074 573
A.B.N. 75 000 074 573
Elizabeth Street Store 86-108 Castlereagh Street Sydney NSW 2000 Australia Telephone 02 9266 5544

7 November 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549 U.S.A.

Attention Office of International Corporate Finance,
Division of Corporation Finance

Re David Jones Limited (File No. 82-4230) -
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Sirs

David Jones Limited announces
+5.8% First Quarter Sales results

I am submitting the following information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Very truly yours,
DAVID JONES LIMITED

JOHN A. SIMMONDS
COMPANY SECRETARY

DA JONES
David Jor C.N. 000 074 573
86-108 Castlereagh Street Sydn Australia **Telephone 02 9266 5544**

ASX AND MEDIA RELEASE

7 November 2001

DAVID JO' IES LIMITED ANNOUNCES +5.8% FIRS1 QUARTER SALES RESULT

- A solid result
- Strong run of market share growth continues
- Key women's apparel ,cosmetics and homewares categories remain strong performers

Leading Australian Department Store retailer David Jones Limited ('David Jones') today announced a 5.8% increase in sales for the period ended 27 October 2001, to $358.2 m (2000: $338.6m).

Chief Executive Officer, Mr. Peter Wilkinson said, "This is a solid result given the current retail environment. Womenswear, cosmetics, and homewares, continue to be standout performers for the group. Market share has continued to grow. Like for like store sales have shown improvement, increasing 1.6% (LFL FY 2001 –0.9%)."

	THIS YEAR* 2001/2002	LAST YEAR* 2000/2001	Variance	LFL*
	$M	$M	%	%
13 Weeks ended 27 October 2001	358.2	338.6	+ 5.8	+1.6

***Both last year and this years figures are ex of GST and WST. LFL comparison notes in reference section at end of release including opening dates for new stores**

STORES

Two new stores opened during the past quarter at Macarthur Square and Westfield Hornsby in Sydney.

The first phase of the four year Elizabeth and Market Street stores refurbishment has been completed successfully. The new escalators and voids have opened both of the stores up dramatically improving customer flow throughout the two flagship stores.

"We are pleased to advise that based on our experiences during stage one some efficiency measures have been introduced that have a positive effect on the project timetable. The program for 2002 runs from April to October. This allows us to trade through until after Easter next year without disruption while still completing the program prior to the commencement of our Christmas campaign," Mr. Wilkinson said.

FOODCHAIN BY DAVID JONES / DAVID JONES ONLINE

The two new businesses contributed $8.5m sales revenue for the quarter.

"The first Foodchain store at Brighton in Melbourne has been open for almost a year. We have met our revenue goal of $10m - $12m per annum for the 12 months and will exceed that in the current financial year. The stores at Hawthorn and Parramatta, both of which have been open for several months, are also performing well." Mr. Wilkinson said.

(continues)

7 November 2001

DAVID JONES LIMITED ANNOUNCES
+5.8% FIRST QUARTER SALES RESULT (cont'd)

The David Jones Online business continues to make strong progress on all key strategic indicators. On the eve of its first anniversary the site now has 9 key categories, including a dedicated Christmas store, and is expected to build on its solid performance of last Christmas.

THE TRADING ENVIRONMENT & OUTLOOK

"We have navigated the last of the comparison anomalies of trading year 1999/2000 including the introduction of the GST and the Olympics. First quarter last year sales increased 15.7% (LFL 2.7%*), we have therefore increased sales off a strong base," Mr. Wilkinson said.

"The fundamentals of our business are strong. Stock levels continue to be well controlled with aged stock remaining around our 5% benchmark. The group has moved into the second year of our costs program and is focused on delivering further improvements in the cost base."

"Clearly the events of 11 September in the United States were unprecedented. We along with the rest of the retail community felt the short term effects however trading began to rebuild shortly after," Mr. Wilkinson said.

"The retail sector and indeed the business sector generally, are dealing with an unusual combination of economic and social circumstances which prevent the formulation of a cohesive picture regarding expectations for the economy going forward."

"Our strategy and the processes that support it have put us in the fortunate position of maintaining a high degree of flexibility relative to the current environment," Mr. Wilkinson said.

"The Group is expecting a solid Christmas. The Christmas marketing campaign commences today and we believe the public will respond well to our Christmas offering. The early signs for the season are encouraging, in fact we have noted strong performance in our trim-a-home area," Mr. Wilkinson said

ENDS

FOR FURTHER INFORMATION CONTACT
Jill Campbell
General Manager Corporate Affairs
David Jones Limited
02 9266 5960
0412 047 448
jillcampbell@davidjones.com.au

REFERENCE NOTES

***LFL calculations**
All LFL figures are ex GST and WST comparables. Q1 2001 LFL figure does not include the new businesses (David Jones Online and Foodchain by David Jones), new stores at Campbelltown (Macarthur Square) which opened 13 September or Hornsby (Westfield Hornsby) which opened on 26 September. Note that the Hawthorn Foodchain by David Jones store opened 13 June 2001, Parramatta opened on 8 August 2001.

Copies of previous releases
Copies of announcements issued by David Jones are available on the Company website at www.davidjones.com.au. Upon accessing the site, click on "For Investors" at the bottom of the screen to go through to releases and announcements.